HART & TRINEN
Attorneys at Law

1624 Washington Street
Denver, Colorado 80203
(303) 839-0061
(303) 839-5414 (fax)

October 31, 2005

David H. Roberts
Mail Stop 4-6
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

  Re:
  New Taohuayuan Culture Tourism Co., Ltd.
  Registration Statement on Form SB-2
  Amendment No. 2
  File No. 333-121187

        This office represents New Taohuayuan Culture Tourism Co., Ltd. (the "Company"). Amendment No. 2 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated October 18, 2005. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. A numerical reference next to a response indicates the page where changes, other than changes to financial statements, have been made in response to the comment. A numerical reference preceded by the letters "FS" indicates the page of the financial statements where changes have been made in response to the comment.

Page Reference
1. If we do not make a change in the prospectus in response to a comment from the Staff, we indicate in our response letter why a change was not made. However, if we modified the prospectus as requested by a comment from the Staff we indicated in our response letter that we have complied with the comment and indicated on which page the response is located. In the hard copy we send to the Staff the changes made in response to a particular comment are marked and a notation is made in the right hand margin of the page indicating the particular comment number which pertains to the change. If we comply with a comment, we do not repeat verbatim the changes we made to the Registration Statement.	N/A
2. We have removed the wording which is the subject of this comment. In addition, see our response to Comment #14.	24

3. The disclosure regarding the AMEX listing is qualified by the statement that there is "no assurance whatsoever that our listing application will be approved". Accordingly, we do not believe that the prospectus conveys the impression that the Company's AMEX listing is guaranteed.	N/A
4. Comment complied with.	6
5. Comment complied with.	4
6. Comment complied with.	6
7. Comment complied with. The prospectus discloses all factors which led to the decline in revenues during the six months ended June 30, 2005.	13

Page Reference
8. Comment complied with.	17, 18

9. The subsections entitled "Restrictions On Currency Exchange" and "Reserves" disclose the limitations on accessing cash flow. On page 25 we have disclosed that there are no limitations on accessing the assets of the Company's subsidiary.	19, 25
10. Comment complied with.	17
11. We have added disclosure to the prospectus regarding the Company's tax liability. However we believe the disclosure regarding "Use of Estimates" is consistent with that used by other corporations in the hotel and restaurant business. By way of example, in its 10-K report for the year ended December 31, 2004 Hilton Hotel Corporation made the following statement regarding the use of estimates:	21

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from our estimates and assumptions.
12. The agreement with the local taxing authority is no longer in force. Notwithstanding the above, the Company has accrued all taxes payable (as a current liability) as if the agreement was never in force. The prospectus now discloses that the Company plans to meet with the national PRC tax authorities prior to March 31, 2006 to resolve the tax issue. Since the Company does not know when it will pay the additional taxes which may be due, no changes have been to Note 8 (b).	17

13. The Company is not aware of any similar arrangements with other local companies. Accordingly, the Company does not know whether the PRC has enforced payment of its enterprise income and business tax in similar circumstances. The Company has not made any attempt to contact the relevant branch of the PRC government which has authority over the PRC enterprise income and business tax regarding payment of the amounts owed.	N/A
14. We have removed the wording which is the subject of this comment. The wording regarding the hotel rating by the PRC government was removed in amendment No. 1 to the registration statement.	21
15. The room rates of two five-star hotels in Xi'an are shown below:	N/A

  Xi'an Grand Castle Hotel

Room Type	Internet Rate	Weekend Rate
Standard Room	RMB488 (US$59)	RMB488 (US$59)
Deluxe Room	RMB518 (US$63)	RMB488 (US$59)

  Xi'an Shangri-La Golden Flower Hotel

Room Type	Internet Rate
Standard Room (North Building)	US$61 (RMB500)
Deluxe Room (South Building)	US$73 (RMB600)
Standard Room (North Building)	US$87 (RMB717)
Deluxe Room (South Building)	US$98 (RMB812)

Page Reference
16. Comment complied with.	22

17. We have added disclosure concerning the establishment of hotel rates, statutory reserves and currency conversion. However, unlike some industries in China (i.e. television, radio and newspapers) there are no restrictions on foreign ownership of hotels or restaurants.	27, 28, 29
18. The Company's Chairman and Chief Executive Officers were not compensated by any person for services provided to the Company during the three years ended December 31, 2004.	N/A
19. Comment complied with.	31
20. Comment complied with.	55
21. Comment complied with.	57

22. The Company did not comply with Regulation S since all conditions specified in Rule 902(g)(2) were not met. Specifically, the restricted legend on the certificates issued to the Company's shareholders did not contain the words "In the United States or to U.S. persons (other than distributors)". However, Regulation S is a "safe harbor" and non-compliance does not raise a presumption that securities have been sold in violation of Section 5. Release 33-6863 provides that the Commission "historically has recognized that registration of offerings with only incidental jurisdictional contacts should not be required.

Since the transaction involving the issuance of the shares in December 2004 took place entirely outside of the United States, we have changed Item 26 to provide that the Company relied upon the Commission's historical policy that registration of offerings with only incidental jurisdictional contacts should not be required.	Item 26

        If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Very Truly Yours,
HART & TRINEN, L.L.P.
/s/ WILLIAM T. HART
William T. Hart

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